DUPONT®

DuPont Canada Inc.
P.O. Box 2200, Streetsville
Mississauga, Ontario
L5M 2H3
(905) 821-3300 Tel
(905) 821-5110 Fax

SUPPL

August 12, 2002

82-19

Securities & Exchange Commission
450 – 5th Street, N.W.
Judiciary Plaza
Washington, DC [redacted]
U.S.A.

Dear Sir/Madam:

DUPONT CANADA INC.
NOTICE OF CHANGE OF DIRECTORS

Please be advised that on August 9, 2002 Mathieu Vrijsen was appointed a director of DuPont Canada Inc. and on the same date, John P. Jessup ceased to be a director of the Corporation.

This information is provided pursuant to the exemption set forth in Rule 12g 3-2(b)(1).

If you require further documentation, please contact me at (905) 821-5499.

Yours very truly,

DUPONT CANADA INC.

C. Harkness

dlw 8/27

Carolyn Harkness
Administrative Assistant

Attach.
P:\secretarial\filings\washington.doc

File 82-19
DuPont Canada Inc.

The miracles of science™

SUPPL

DuPont Canada Inc.

Makes Normal Course Issuer Bid

MISSISSAUGA, ONTARIO, 2002 August 9 – DuPont Canada announced today that its Notice of Intention to make a Common Share Issuer Bid has been accepted by the Toronto Stock Exchange. DuPont Canada intends to purchase up to 2,000,000 (or approximately 0.7per cent) of its 279,024,849 issued and outstanding Class A Common Shares, Series 1.

Purchase of DuPont Canada Common Shares will be made through the facilities of the Toronto Stock Exchange and may begin as of August 16, 2002, and end no later than August 15, 2003, or on such dates upon which DuPont Canada has either acquired the maximum number of Common Shares specified above, or otherwise determines not to make any further purchases. During the twelve months beginning August 10, 2001, DuPont Canada purchased 1,349,180 shares on the open market through the Toronto Stock Exchange at an average price of $24.01 per share pursuant to a Normal Course Issuer Bid.

Purchase and payment for the Common Shares will be made by DuPont Canada in accordance with the Policies and Rules of the Toronto Stock Exchange. The price which DuPont Canada will pay for the Common Shares acquired by it will be the market price of the Common Shares at the time of acquisition. All shares acquired will be cancelled.

DuPont Canada's purchase of the Common Shares will prevent dilution of shareholders' position as a result of shares being issued under its share-related employee compensation plans.

News from DuPont Canada Inc.

DuPont Canada Inc. is a diversified science company serving customers across Canada and in more than 40 other countries. Headquartered in Mississauga, the company serves global markets through a number of subsidiaries in Canada, the United States, Mexico, France, the United Kingdom and India. The company has 4,000 employees. For more information about DuPont Canada, please visit the company's website at http://www.dupont.ca.

Forward-Looking Statements: This release contains forward-looking statements based on management's current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents which may be filed with the Ontario Securities Commission and/or the Toronto Stock Exchange, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products.

For more information, please contact:

Mike Oxley
Treasurer and Director, Finance
(905) 821-5320

DuPont Canada Inc.
P.O. Box 2200, Streetsville
Mississauga, Ontario
L5M 2H3
Telephone (905) 821-3300
Fax (905) 821-5110

DUPONT

DuPont Canada

August 9, 2002

Securities & Exchange Commission
450 5th Street, NW
Judiciary Plaza
Washington, DC 20549 U.S.A.

Re: File 82-19
DUPONT CANADA INC.

Dear Sir or Madam:

Please be advised that on August 9, 2002 the Board of Directors of DuPont Canada Inc. declared the following dividend:

A dividend for the quarter ending September 30, 2002 of ten cents (10¢) per share on the Class A Common Stock is hereby declared from earnings, payable October 31, 2002 to shareholders of record on October 1, 2002.

This information is provided pursuant to the exemption set forth in Rule 12g 3-2 (b) (1).

Yours very truly,

DUPONT CANADA INC.

Carolyn Harkness
Administrative Assistant

P:\secretarial\dividend\SEC-US.DOC

DuPont

The miracles of science™

News from DuPont Canada Inc.

DuPont Canada Inc.
Declares Third Quarter Dividend

MISSISSAUGA, ONTARIO, August 9, 2002 - DuPont Canada Inc. today declared a third quarter dividend for the quarter ending September 30, 2002, of 10 cents per Class A common share, payable October 31, 2002, to shareholders of record on October 1, 2002.

FOR MORE INFORMATION, PLEASE CONTACT:

Seymour Trachimovsky
Corporate Secretary
(905) 821-5444